UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________to _____________ Commission File Number: 000-25597

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN (Full title of the Plan)

UMPQUA HOLDINGS CORPORATION (Name of the issuer of the securities held pursuant to the Plan)

Umpqua Bank Plaza One SW Columbia Street, Suite 1200 Portland, OR 97258 (address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Western Sierra Bancorp 401(k) Stock Ownership Plan, assumed by Umpqua Holdings Corporation with the merger of Western Sierra Bancorp with and into Umpqua Holdings Corporation (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2006, prepared in accordance with the financial reporting requirements of ERISA.

WESTERN SIERRA BANCORP

401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEARS THEN ENDED

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN FINANCIAL STATEMENTS

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statement of Net Assets Available for Benefits as of	2
December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits	3
for the Years Ended December 31, 2006 and 2005
Notes to Financial Statements	4-9

Exhibit Index	10
Consent of Independent Registered Public Accounting Firm

All schedules required by Section 2520.103 -10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Umpqua Bank 401(k) and Profit Sharing Plan
  Advisory Committee, for the Western Sierra Bancorp
  401(k) Stock Ownership Plan

     We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of and for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the Auditing Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of and for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United Stated of America.

     As discussed in Note 1 to the financial statements, the Trustees of the Plan voted on May 26, 2006 to merge the Plan into the Umpqua Bank 401(k) and Profit Sharing Plan, effectively terminating the Plan on January 1, 2007. All Plan assets were transferred to the Umpqua Bank 401(k) and Profit Sharing Plan on December 29, 2006. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated, from the on-going plan basis used in presenting the 2005 financial statements to the liquidation basis used in presenting the 2006 financial statements.

/s/ Perry-Smith LLP

Sacramento, California June 22, 2007

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(LIQUIDATION BASIS)
December 31, 2006 and 2005

	2006	2005
	(Liquidation	(On-Going
	Basis)	Plan Basis)

ASSETS
Investments:
Participant directed:
Investments at fair value (Notes 3 and 4)		$ 7,324,777
Non-participant directed:
Investments at fair value (Note 4)		2,139,776

Total investments		9,464,553

Receivables:
Employer contributions		496,317
Participant contributions		800

Total receivables		497,117

Total assets		9,961,670

LIABILITIES
Excess contributions payable		27,731

Net assets available for benefits	$ -	$ 9,933,939

The accompanying notes are an integral part of these financial statements.

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(LIQUIDATION BASIS)
For the Years Ended December 31, 2006 and 2005

	2006	2005
	(Liquidation	(On-Going
	Basis)	Plan Basis)

ADDITIONS
Investment income (Note 4):
Net appreciation in fair value of participant
directed investments	$ 2,101,592	$ 380,555
Net depreciation in fair value of
non-participant directed investments	(142,805)	(39,993)
Interest and dividends	3,421	6,113

Total investment income	1,962,208	346,675

Contributions:
Participant	1,062,050	1,134,983
Employer	473,249	496,317
Rollover	16,935	91,979

Total contributions	1,552,234	1,723,279

Total additions	3,514,442	2,069,954

DEDUCTIONS
Benefits paid to participants	4,479,965	338,742
Administrative expenses	250	343

Total deductions	4,480,215	339,085

Net decrease before transfer to other plan	(965,773)	1,730,869
Transfer to Umpqua Bank 401(k) and Profit Sharing
Plan	(8,968,166)

Net decrease after transfer to other plan	(9,933,939)	1,730,869
Net assets available for benefits:
Beginning of year	9,933,939	8,203,070

End of year	$ -	$ 9,933,939

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Western Sierra Bancorp 401(k) Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan's provisions.

General

Western Sierra Bancorp, the Plan Sponsor, established the Plan effective January 1, 1990. The Plan is a defined contribution plan covering all eligible employees of Western Sierra Bancorp and subsidiaries (the "Company"). The Board of Trustees of the Plan is responsible for administration and management of the Plan. All investments in the Plan are participant directed, except for the employer matching contribution and any other discretionary contributions which are in the form of Company common stock and are non-participant directed. Hartford Life Insurance Company serves as Custodian for the Plan. Polycomp Administrative Services, Inc. serves as third party administrator of the Plan. The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On May 26, 2006, the Company's 401(k) Advisory Committee recommended, and the Company's Board of Directors approved, that the Plan be merged into the Umpqua Bank 401(k) and Profit Sharing Plan effective January 1, 2007 and that the plan remain in effect and active through December 31, 2006. All Plan assets were transferred into the Umpqua Bank 401(k) and Profit Sharing Plan on December 29, 2006 and the Plan was effectively terminated.

Eligibility

Under the Plan, all employees of the Company who were 21 years old and completed six months of service and at least 500 hours, were eligible to participate in the Plan on the earlier of January 1, April 1, July 1 or October 1 following their six-month anniversary.

Vesting

Participants were immediately vested in their voluntary contributions plus actual earnings thereon. All discretionary and matching employer contributions vest over a 5 year period at the rate of 20% per year starting at the completion of the second year of continuous service and are 100% vested after completion of six years of service. In case of retirement, disability or death, the participant became 100% vested. As a result of the merger, each participant will receive credit for past service for purposes of eligibility and vesting in the Umpqua Bank 401(k) and Profit Sharing Plan.

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS (Continued)

1.	DESCRIPTION OF PLAN (Continued)

Contributions

Each year, participants could make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. The Company could make discretionary matching contributions and other discretionary contributions to the Plan, as determined each year by the Company=s Board of Directors. Participants could also contribute amounts representing distributions from other qualified plans.

During 2006, the Company made a discretionary matching contribution equal to 100% of the first 4% of base compensation that the participant contributed to the Plan. During 2005, the Company made a discretionary matching contribution equal to 70% of the first 4% of base compensation that the participant contributed to the Plan. No additional discretionary contribution was made to the Plan in 2006 or 2005. Company contributions are made in Company stock and are subject to certain IRC limitations.

Participant Accounts

Individual accounts were maintained for each Plan participant. Each participant's account was credited with the participant's contributions, allocation of the Company's matching and discretionary contributions, allocations of forfeitures and Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations were based on participant earnings, as defined.

Employer matching contributions were allocated to participants who were employed on June 2, 2006, immediately prior to the closing date of the merger of the Company with Umpqua Holding Corporation to the extent approved by the Company's Board of Directors.

The benefit to which a participant was entitled was the benefit that can be provided from the participant's vested account.

Participant's Investment Options

Participants could direct the investment of their contributions into various investment options offered by the Plan. Participants could change their investment options, including the vested portion of non-participant directed investments at the beginning of each quarter through the Plan Administrator.

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS (Continued)

1.	DESCRIPTION OF PLAN (Continued)

Participant Loans

Participants could borrow up to 50% of their vested accounts in the form of a loan with a minimum amount of $1,000 and maximum amount of $50,000. Loans were secured by the balance in the participant's account which were commensurate with local prevailing rates at the time the funds are borrowed. Loan terms ranged from one to five years, or longer for the purchase of a primary residence. Principal and interest were paid ratably through payroll deductions. Participant loans outstanding as of the merger date were transferred into the Umpqua Bank 401(k) and Profit Sharing Plan and retain the same interest and repayment terms.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant would receive a distribution equal to the value of the participant's vested interest in his or her account in one of the following forms: (a) an installment distribution consisting of approximately equal annual or more frequent installments over a designated term, or (b) a cash-out for vested accrued benefits of $1,000 or less. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or rolled over into an eligible retirement plan. Participants may also receive in-service distributions on account of hardship. As of December 31, 2006 and 2005, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Benefits were distributed in the form of qualifying Company securities or cash. However, participants had the right to request that their benefits be distributed in the form of qualifying Company securities.

Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees' account balances were allocated to remaining participants in the same manner as described above. Forfeitures totaled $16,935 and $24,027 at December 31, 2006 and 2005, respectively.

Administrative Expenses

The Company provided bookkeeping and other administrative services for the Plan at no charge. Broker costs and transfer taxes were paid by the Plan.

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan as of and for the year ended December 31, 2005 have been prepared on the on-going plan basis and as of and for the year ended December 31, 2006 on the liquidation basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Investments

Included in investments at December 31, 2005 are shares of the Sponsor's common stock amounting to $3,957,864. The Sponsor's stock represents 42% of total investments at December 31, 2005. As a result of the merger and transfer, there are no investments as of December 31, 2006.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value the investments. Participant loans are valued at their outstanding loan balances.

Purchases and sales of securities were recorded on a trade date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Payment of Benefits

Benefits were recorded when paid.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

At December 31, 2005, the Plan had an investment in a fund which guaranteed a specified return of interest and principal. There were no reserves against contract value for credit of the contract issues or otherwise. The Fund provided a twelve-month declared rate, with an underlying guaranteed rate until maturity. The declared interest rate was 3% for the years ended December 31, 2006 and 2005. The investment was carried at contract value of $5,119 at December 31, 2005, and is included with the participant directed investments on the Statement of Net Assets Available for Benefits.

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS (Continued)

4. INVESTMENTS

The following table presents the fair value of the Plan's investments at December 31, 2005. As a result of the merger and transfer of the Plan's assets, there were no investments at December 31, 2006. Investments in the Plan that represent more than 5% of net assets are separately identified.

December 31,
2005

Participant directed:
Western Sierra Bancorp Stock	$ 1,818,088
Hartford Capital Appreciation HLS	1,311,030
Hartford Midcap HLS	915,600
Other investments	3,280,059

7,324,777

Non-participant directed:
Western Sierra Bancorp stock	2,139,776

Total investments	$ 9,464,553

The nonvested employer match portion of the investment in Western Sierra Bancorp stock was a non-participant directed investment.

The Plan had net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2006 and 2005 as follows:

	2006	2005

Participant directed:
Pooled separate accounts	$ 491,213	$ 459,126
Common stock of Plan Sponsor	1,610,379	(78,571)

Net appreciation	2,101,592	380,555
Non-participant directed:
Common stock of Plan Sponsor	(142,805)	(39,993)

Net appreciation	$ 1,958,787	$ 340,562

WESTERN SIERRA BANCORP 401(k) STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS (Continued)

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 1997 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's management and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan was tax exempt through the merger and effective termination of the Plan.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments were shares of Company Stock and shares of pooled separate accounts managed by Hartford Life Insurance Company. Hartford Life Insurance Company is the Custodian as defined by the Plan. These transactions qualify as party- in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

2005

Net assets available for benefits per the
financial statements	$ 9,933,939
Excess contributions refundable to participants	27,731

Net assets available for benefits per Form 5500	$ 9,961,670

The following is a reconciliation of the net decrease in Plan assets before transfer to other plan per the financial statements for the year ended December 31, 2006 to Form 5500:

2006

Net decrease in Plan assets before transfer to other Plan
per the financial statements	$ (965,773)

Less: Prior year excess contributions refundable to
participants	(27,731)

Net decrease in Plan assets before transfer to other Plan
per Form 5500	$ (993,504)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007                                       Western Sierra Bancorp 401(k) Stock Ownership Plan

                                                                       By: /s/ Steven L. Philpott
                                                                       Steven L. Philpott
                                                                       Chair of the Umpqua Bank 401(k) Advisory
                                                                       Committee, Plan Administrator

EXHIBIT INDEX
Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm